SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                 SCHEDULE 13G
                                 ------------

                   Under the Securities Exchange Act of 1934

                              BARNES GROUP INC.
                  ------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                  ------------------------------------------
                        (Title of Class of Securities)

                                  067806-10-9
                  ------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
                  ------------------------------------------
           (Date of Event, Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this schedule is filed:

                              [X] Rule 13-d 1(b)
                              [ ] Rule 13-d 1(c)
                              [ ] Rule 13-d 1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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

CUSIP No. 067806-10-9
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1)     Name of Reporting Persons:
            The Barnes Group Inc. Retirement Savings Plan
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       I.R.S. Identification Nos. of Reporting Persons:  06-0247840
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2)     Check the Appropriate Box if a Member of a Group:
       (a)
       (b)
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3)     SEC Use Only.
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4)     Citizenship or Place of Organization:    Bristol, CT
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     Number of Shares    (5)    Sole Voting Power:                  0
     Beneficially Owned  (6)    Shared Voting Power:                0
     by Each Reporting   (7)    Sole Dispositive Power:             0
     Person With:        (8)    Shared Dispositive Power:   2,830,359

9) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,830,359 The Fund disclaims beneficial ownership of all the shares.
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10)    Check if the Aggregate Amount in Row 9 Excludes Certain Shares.
       (See instructions)
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11)    Percent of Class Represented by Amount in Row 9:       12.3%
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12)    Type of Reporting Person (See instructions)  EP
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

Item 1(a)       Name of Issuer:     Barnes Group Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                123 Main Street, P. O. Box 489, Bristol, CT  06011-0489

Item 2(a)       Name of Person Filing:
                The Barnes Group Inc. Retirement Savings Plan

Item 2(b)       Address or Principal Business Office or, if none, residence:

                123 Main Street
                P.O. Box 489
                Bristol, CT  06011-0489

Item 2(c)       Citizenship:     Connecticut

Item 2(d)       Title of Class of Securities:     Common Stock,
                                                  Par Value $0.01 Per Share

Item 2(e)       CUSIP Number:     067806-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
      (b)  [ ]  Bank as defined in section 3 (a)(6) of the Act (15 U.S.C.
                78c).
      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
      (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
      (f)  [X]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
      (g)  [ ]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                (12 U.S.C. 1813);
      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)  [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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


Item 4.           Ownership as of December 31, 2003

                  (a)   Amount Beneficially Owned:    2,830,359

                  (b)   Percent of Class:                  12.3%

                  (c)   Number of Shares as to which such person has:

                        (i)  sole power to vote or to direct the vote:    0

                        (ii)  shared power to vote or to direct the vote: 0

                        (iii)  sole power to dispose or to direct the
                               disposition of:   0

                        (iv) shared power to dispose or to direct the disposition of: 2,830,359
                              The Fund disclaims beneficial ownership of all the shares.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of some of the shares listed in response to Item 4. None of such other persons has any such right or power relating to more than five percent of the total amount of Common Stock outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.



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


Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 31, 2004
---------------------------------------------------------
Date

The Barnes Group Retirement Savings Plan
By:  Barnes Group Inc., the Plan Sponsor


/s/ John R. Arrington
---------------------------------------------------------
Signature


John R. Arrington, Senior Vice President, Human Resources
---------------------------------------------------------
Name/Title



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)





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